General

1.
You will expedite the review process if you address each portion of every numbered comment that appears in this letter. Provide complete reasons and, where disclosure has changed, indicate precisely where in the marked version of the amendment you will find your responsive changes. Similarly, to minimize the likelihood that we reissue comments, please make corresponding changes where applicable throughout your document. For example, we might comment on one section or example in one area of your document, but our silence on similar related disclosure elsewhere in the document does not relieve you of the need to make similar revisions elsewhere as appropriate.

We have responded to each of your comments in this document. We have provided you with a Marked Version of the Amendment to No.1 of the Form S-1 (“Marked Version”), as well as a final version of the document. We have also indicated the page number of the Marked Version where amendments or added disclosures have been made.

2.	We note that you have not filed most of your exhibits. We need time to review all omitted exhibits. You can expedite the review process by filing all such documents promptly.

Please note that the exhibits which were not filed with the original Form S-1 were filed as exhibits to the Form 8-K on November 23, 2007. Please refer to page 103 of the Marked Version. For your convenience, we have provided you with courtesy copies of all exhibits listed on page 108.

3.
We note that you expect to change your name to China Marine Food Group Limited effective around January 9, 2008. With your next amendment please reflect your new name, or tell us why you have not yet changed it.

The Company changed its name from New Paradigm Productions, Inc. to China Marine Food Group Limited, effective January 9, 2008. Concurrent with the name change, the Company received a new CUSIP and trading symbol. The new CUSIP is 16943R 106, effective January 10, 2008. The new trading symbol is CMFO, effective January 22, 2008. For more information regarding the name, symbol and CUSIP change, please see the Current Report on Form 8-K filed on January 24, 2008.

The Marked Version reflects the amendments made throughout the Form S-1 in regard to the name, CUSIP and symbol change.

The Company

Our Background History, page 5

4.
We note, between September 13, 2007 and November 17, 2007, you completed the SPA with HFI, the special dividend and the transaction with Nice Enterprise. Expand your disclosure to clearly set forth the nexus between those various transactions. Among other things:

a.	State the business purpose of the SPA with HFI;

Please see our response to 4(b) below.

b.	State the business purpose of the special dividend and its nexus to the transaction with HFI. It would appear that the company had few assets and no operations as of September 30, 2007;

The Company was formed in 1999 to market meditation tapes, meditation music and related materials. The business was commercially unsuccessful and was discontinued in 2002. From that time forward the Company was deemed to be a shell company as its sole business purpose was seeking to complete a business acquisition or merger without regard to any specific industry.

We were advised that during 2007, the president and sole director of the Company indicated a need to resign due to other commitments and the fact that Company lacked the ability to raise money to continue its search for a business acquisition. Halter Financial Investments (“HFI”) was approached by the Company’s former management regarding HFI’s interest in acquiring a control position in the Company as part of a plan to enhance shareholder value. Former management believed that HFI would be able to introduce the Company to privately held businesses seeking to access the US capital markets through the reverse merger process, which could in turn result in the Company having more profitable business operations that would consequently lead to an increase in the value of the Company's outstanding securities.

Therefore, in September 2007 the Company's board of directors and shareholders voted to have the Company sell voting stock to HFI for $400,000 resulting in HFI owning 87.5% of the outstanding voting stock of the Company. This transaction was approved by the directors and shareholders of the Company with the hope that HFI would be successful in finding a business acquisition for the Company. Upon completion of the stock sale by the Company, the Company was left with $392,028 after the payment of related expenses. The shareholders determined that in connection with the sale of voting control to HFI that this money would be paid as a non-liquidating dividend to the shareholders of the Company, as they existed prior to the sale of control to HFI, as a return on the investment of capital to said shareholders.

In summary, the business purpose of the transaction was to put someone in control of the Company so as to continue to seek a business acquisition, with the business purpose of the dividend payment being to give the Company's shareholders a return on their investment.

c.	Indicated whether the transaction with HFI and Nice Enterprise were, in any way, contingent on each other whether the Nice transaction was being contemplated at the time of the HFI transaction; and

We are not aware of a nexus between the New Paradigm/ Halter SPA and the New Paradigm/Nice Enterprise transaction. We were advised that HFI routinely takes control positions in public companies and that its acquisition of New Paradigm was part of its standard business practice. HFI has advised us that it did not acquire its interest in New Paradigm specifically for the purpose of engaging in the New Paradigm/ Nice Enterprise Transaction.

d.	Indicate any preexisting affiliations between any of the company, HFI or Nice.

We are not aware of any preexisting affiliations between the Company, HFI or Nice Enterprise.

For each of the reasons stated above, we do not believe expanded disclosure is necessary regarding the matters set forth in this Comment No. 4.

5.	Indicate how much, if any of the special dividends was paid to HFI. We note that the dividend record was September 12, 2007.

HFI did not participate in the special dividend. The special dividend was payable only to the shareholders of record as of September 12, 2007, the date prior to the date on which HFI received its shares pursuant to the Stock Purchase Agreement.

We have amended the Form S-1 to explain this issue. Please see page 5 of the Marked Version.

6.
We note that Halter paid $400,000 for your stock, and the cash dividend of $392,028 to your shareholders was funded by the proceeds of the stock sale to Halter. File the Stock Purchase Agreement with Halter as an exhibit.

A copy of the Stock Purchase Agreement, dated September 13, 2007, by and between New Paradigm Productions, Inc. and Halter Financial Investments, L.P. was filed as Exhibit 10.1 to the Form 8-K filed on September 14, 2007.

Reference to the Stock Purchase Agreement was added to the Exhibit table on page 103 of the Marked Version, as Exhibit 10.8. A courtesy copy has also been provided to you for your convenience.

Identify the natural persons who were the beneficial owners of a majority of the stock of Halter and the natural persons who were the beneficial owners of a majority of your stock at the time of the transactions. We may have more comments.

Halter Financial Investments, L.P. (“HFI”) is a Texas limited partnership of which Halter Financial Investments GP, LLC, a Texas limited liability company, is the sole general partner. The limited partners of HFI are:

(i)	TPH Capital, L.P., a Texas limited partnership of which TPH Capital GP, LLC is the general partner and Timothy P. Halter is the sole member of TPH Capital GP, LLC;
(ii)	Bellfield Capital, L.P., a Texas limited partnership of which Bellfield Capital Management, LLC is the sole general partner and Dave Brigante is the sole member of Bellfield Capital Management, LLC;
(iii)	Colhurst Capital LP, a Texas limited partnership of which Colhurst Capital GP, LLC is the general partner and George L. Diamond is the sole member of Colhurts Capital GP, LLC; and
(iv)	Rivergreen Capital LLC of which Marat Rosenberg is the sole member.

As a result, each of the foregoing persons may be deemed to be a beneficial owner of the shares held of record by HFI. This information may be found in the Company’s Current Report on Form 8-K filed on September 26, 2007, under Item 5.01.

This disclosure has also been provided on page 5 of the Marked Version.

The beneficial owners of a majority of the stock of the Company immediately prior to the consummation of the HFI stock purchase transaction were:

(i)	Devonshire Partners, LLC, owning 25,734 common stock shares, or 17.92% of the Company’s total outstanding stock; and
(ii)	Lynn Dixon, owning 62,000 common stock shares, or 43.17% of the Company’s total outstanding common stock.

Prior to the completion of the HFI purchase transaction, the Company had 143,626 shares of common stock shares issued and outstanding. We are unaware of who controls Devonshire Partners, LLC.

This disclosure has been provided on page 5 of the Marked Version.

Our Reverse Acquisition of Nice Enterprise and Related Financing, page 6

7.	Identify the natural persons who were the beneficial owners of Nice Enterprise prior to the reverse acquisition.

The natural persons who were the beneficial owners of Nice Enterprise prior to the reverse acquisition are:

(i)	Pengfei Liu, owning 7,493 common stock shares, or 74.93% of the total issued and outstanding stock;
(ii)	Ai Nyuet Ang, owning 221 common stock shares, or 2.21% of the total issued and outstanding stock;
(iii)	Hung Yu Wong, owning 287 common stock shares, or 2.87% of the total issued and outstanding stock;
(iv)	Zhicheng Li, owning 294 common stock shares or 2.94% of the total issued and outstanding stock;
(v)	Shangxiong Qiu, owning 441 common stock shares, or 4.41% of the total issued and outstanding stock;
(vi)	Liya Qiu, owning 441 common stock shares, or 4.41% of the total issued and outstanding stock;
(vii)	Hampton Investment Group Ltd., which is controlled by Mr. William Yan Sui Hui, and which owns 602 common stock shares, or 6.02% of the total issued and outstanding stock; and
(viii)	Metrolink Holdings Limited, which is controlled by Mr. Kui Shing Andy Lai (50%) and Ms Lai Yung Wai (50%), and which owns 221 common stock shares, or 2.21% of the total issued and outstanding stock.

Prior to the reverse acquisition, there were 10,000 shares of issued and outstanding common stock.

This disclosure has been provided on page 6 of the Marked Version.

8.	In the second paragraph, identify or cross-reference the “certain accredited investors.”

The “certain accredited investors” are listed in the section entitled “Selling Stockholders,” beginning on page 24 of the Marked Version, and are identified in the footnotes of the table provided.

A cross reference to this section has been provided on page 7 of the Marked Version.

9.	State whether the selling shareholders received the stock they were registering in the Form S-1 in the private placement that closed concurrently with the reverse acquisition.

With the exception of Halter Financial Investments, L.P., Ai Nyuet Ang, Hung Yu Wong, Zhicheng Li, Shangxiong Qiu, Liya Qiu, Hampton Investment Group Limited and Metrolink Holdings Limited, all of the selling shareholders received the stock which they are registering in the Form S-1 in the private placement that closed concurrently with the reverse acquisition.

This disclosure has been provided on page 7 of the Marked Version.

10.	Explain how the warrants are exercisable “in cash or on a cashless basis.”

The Warrant may be exercised at such time by means of a “cashless exercise” in which the Holder shall be entitled to tender Warrants for cancellation and in return receive a certificate for the number of Warrant Shares equal to the quotient obtained by dividing [(A-B) (X)] by (A), where:

(A) = the VWAP on the Trading Day immediately preceding the date of such election;

(B) = the Exercise Price of this Warrant, as adjusted; and

(X) = the number of Warrant Shares in respect of which a cashless exercise is elected pursuant to this Section 2(c).

VWAP is an acronym for Volume-Weighted Average Price, which is the ratio of the value traded to total volume traded over a one trading day.

This disclosure has been provided on page 6 of the Marked Version.

The Offering, page 8

11.	You indicate the number of shares of common stock being offered is 11,122,138, but you register 13,291,942 shares for resale. Please advise.

This is a typographical error. The number of shares of common stock being offered is 13,291,942, which represents 57.86% of our current outstanding stock. This number includes 11,122,138 shares of common stock and 2,169,804 shares of common stock underlying the warrants issued in the private placement.

This correction has been reflected on page 9 of Marked Version.

Risk Factors, page 10

General

12.
Many of your risk factors could apply to any company in your business. You should cite risks that are particularly relevant to you and your disclosure should make clear how they impact you specifically. Delete “boilerplate risks,” or revise them to explain how they specifically relate to your operations. Refer to Item 503(c) of Regulation S-K. We note, for example, the risk factors entitled, “Outbreak of disease or widespread contamination…” on page 13, “Any outbreak of fire, earthquake or tsunami…” on page 15, “We may be affected by dramatic reduction in fish resources, “ page 15, “The outbreak of avian flu virus…” on page 18, “Negative publicity may affect our share price,” on page 21, and “Our common stock is quoted on the OTCBB…,” on page 21. Please revise your disclosure to explain how each of these factors relate to your operations.

The following risk factors have been revised to explain how each relates to our operations:

a.	“Our profitability and continued growth is dependent on our ability to yield commercially viable products, to enhance our product range and expand our customer base.” Page 12.
b.
“Outbreak of disease or widespread contamination in any of the raw materials that we use in our production or any food scares may lead to a loss in consumer confidence and reduce the demand for our processed seafood products.” Page 14.

c.	“We are dependent on our Executive Directors and Executive Officers. Any loss in their services without suitable replacement may adversely affect our operations.” Page 15.
d.
“We are dependent on our customers’ ability to maintain and expand their sales and distribution channels. Should these distributors be unsuccessful in maintaining and expanding their distribution channels, our results of operations will be adversely affected.” Page 16.

e.	“Any outbreak of earthquake, tsunami, adverse weather or oceanic conditions or other calamities may result in disruption in our operations and could adversely affect our sales.” Page 16.

f.	“We are in the business of processing, distributing and selling processed seafood products and marine catch. Thus, a dramatic reduction in fish resources may adversely affect our business.” Page 17.
g.
“Introduction of new laws or changes to existing laws by the PRC government may adversely affect our business if stricter regulations are imposed on the overseas business practices of PRC companies.” Page 18.

h.	“The outbreak of avian influenza and/or other communicable diseases, if uncontrolled, could affect our financial performance and prospects.” Page 20.
i.	“Negative publicity may adversely affect our share price.” Page 22.
j.	“Our common stock is quoted on the OTC Bulletin Board which may have an unfavorable impact on our stock price and liquidity.” Page 22

Each of the page numbers above refer to the Marked Version.

13.
The sub-captions to your risk factors must adequately describe the risk. Refer to Item 503(c) of Regulation S-K. Many of your sub-captions only state a fact. We note, as examples only, the risk factors entitled “We are dependent on major customers,” on page 10, “We are dependent on major suppliers,” page 11, “We do not have contracts with long-term suppliers or customers,” page 11, and “We are dependent on our Executive Directors and Executive Officers,” on page 14. Revise your sub-captions accordingly.

The following sub-captions to our risk factors have been revised to adequately describe the risk, pursuant to Item 503(c) of Regulation S-K:

a.
“We are dependent on the supply of fresh seafood in our production of processed seafood products and disruptions in the supply of fresh seafood could adversely affect our business operations.” Page 11.

b.
“We are dependent on five major customers. In the event any one of these major customers ceases to purchase or reduces their purchases from us, and we are unable to secure new contracts, our sales will be adversely affected.” Page 11.

c.
“We are dependent on five major suppliers for our raw materials. In the event we are no longer able to secure raw materials from these suppliers and are unable to find alternative sources of supply at similar or more competitive rates, our operations and profitability will be adversely affected.” Page 12.

d.
“A significant portion of our business activities is transacted in cash and our internal controls in relation to cash management may not be able to address all the risks associated with the handling of cash and cash transactions.” Page 12.

e.
“Since we do not have long-term contracts with our suppliers and customers, there is no guarantee that our suppliers will continue to supply us with raw materials, or that our customers will continue to purchase our products.” Page 12.

f.
“Outbreak of disease or widespread contamination in any of the raw materials that we use in our production or any food scares may lead to a loss in consumer confidence and reduce the demand for our processed seafood products.” Page 14

g.	“Any failure to meet health and hygiene standards may result in the suspension of licenses, accreditations or the loss of our ability to import and export our products.” Page 15.
h.	“Our chartering agreements with owners of fishing vessels may be prematurely terminated, making it difficult for us to carry out our business operations.” Page 15.
i.	“We are dependent on our Executive Directors and Executive Officers. Any loss in their services without suitable replacement may adversely affect our operations.” Page 15
j.
“We are dependent on our customers’ ability to maintain and expand their sales and distribution channels. Should these distributors be unsuccessful in maintaining and expanding their distribution channels, our results of operations will be adversely affected.” Page 16.

k.	“We are in the business of processing, distributing and selling processed seafood products and marine catch. Thus, a dramatic reduction in fish resources may adversely affect our business.” Page 17.
l.	“We are exposed to the credit risk of our customers which may cause us to make larger allowances for doubtful trade receivables or incur bad debt write-offs.” Page 17.
m.	“We may be subject to foreign exchange risk and may incur losses arising from exchange differences upon settlement.” Page 17.
n.
“Our operations in the PRC are subject to the laws and regulations of the PRC and any changes in the laws or policies of the PRC may have a material impact on our operations and financial performance.” Page 18.

o.
“Introduction of new laws or changes to existing laws by the PRC government may adversely affect our business if stricter regulations are imposed on the overseas business practices of PRC companies” Page 19.

p.
“We are subject to the PRC's environmental laws and regulations and in the event stricter rules are imposed to protect the environment, we may have to incur higher costs to comply with such rules.” Page 20.

q.
“The Chinese government exerts substantial influence over the manner in which we must conduct our business activities. Government action in the future may require us to divest ourselves of any interest we hold in Chinese properties.” Page 20

Each of the page numbers above refer to the Marked Version.

We bear the risk of loss of shipment… page 14

14.	Tell us supplementally why you do not insure the risk of loss in shipment.

According to the Hague Rules, a multilateral maritime treaty adopted in 1921 at Hague, the Netherlands, (which was to provide a set of provisions to regulate the terms on which goods were carried and aims to protect the third parties to the contract of carriage), the carrier itself should be held responsible for the safety of the goods until they are well received by the assigned parties. However, the carriers will not be responsible for the damages under those inevitable situations like typhoon and tsunami. We understand that most of the insurance companies do not provide terms covering similar kinds of risks.

During the first nine months of 2007, export sales only contributed less than 1% of our total sales. Our objective is to use the terms of FOB in dealing with direct export sales going forward so that the risk of shipment would be borne by the customers.

In this connection, the management considers the risk of loss in shipment is minimal and thus we do not insure the said risk ourselves.

This disclosure has been provided on page 15 of the Marked Version.

Cessation of government subsidies for our PRC subsidiaries may affect our profitability, page 18

15.	The amounts of subsidies that you cite do not appear to be material either to your revenues or income. Delete this risk or explain to us why you feel this is a material disclosure.

We have deleted this risk.

Selling Stockholders, page 22

16.	Provide the name of the natural person who has the power to vote or dispose of the stock for Sterne Agee & Leech, Inc.

To clarify, Sterne Agee & Leech, Inc. received warrants in the transaction, not stock. The natural person who has the power to vote or dispose of the stock underlying the warrants is Ryan Medo who is the Managing Director of Capital Markets for Sterne Agee & Leech, Inc.

This disclosure has been provided in Footnote 41 on page 31of the Marked Version.

17.
Identify each of your selling shareholders who are broker-dealers as underwriters unless you can state that they obtained the securities being registered for resale as compensation for investment banking services. Also, identify as an underwriter any selling stockholder who is affiliated with a registered broker-dealer, unless you can state that such selling stockholder purchased the securities in the ordinary course of business and at the time of purchase, had no agreements or understandings, directly or indirectly, with any party to distribute the securities.

Sterne Agee & Leech, Inc. is a selling shareholder who received warrants (not stock) as compensation for its investment banking services.

This disclosure has been provided in Footnote 41 on page 31of the Marked Version.

All of the selling shareholders purchased the securities in the ordinary course of business, and at the time of purchase, there were no agreements or understandings directly or indirectly, with any party to distribute securities.

This disclosure has been provided on page 24 of the Marked Version.

Description of Securities, page 31

General

18.
Briefly describe any provision of your charter or bylaws that would have the effect of delaying or preventing a change of control. We note for example you have authorized blank check preferred stock. Refer to Item 202(a)(5) of Regulation S-K.

Aside from the Company having authorized 1,000,000 shares of blank check preferred stock, the Company’s charter or bylaws do not contain any provisions that would have the effect of delaying or preventing a change in control.

Please see the related amendment on page 33 of the Marked Version.

Description of Business, page 33

19.	You indicate that Mingxiang and Jixiang are “property holding companies.” Please discuss those operations.

We indicate that Mingxiang and Jixiang are “property holding companies” because these companies operate solely to manage our land use rights and properties, including our production plant, cold storage facility, office tower and staff dormitory, In particular, Mingxiang is responsible for collecting the rental income for the thirty-three shop spaces at our factory building in Dabao Industrial Zone. The rental contracts are based on 1-year renewable lease term.

This disclosure has been provided on page 38 of the Marked Version.

Distribution Network, page 50

20.	Provide more detail regarding your requirements in selecting distributors.

Our distributors are selected based on our stringent review process since the results of our operations are highly dependent on our distributors’ ability to maintain and expand their sales and distribution channels, and we are exposed to the credit risk of our distributors which may cause us to make larger allowances for doubtful trade receivables or incur bad debt write-offs.

We select each distributor based on four criteria:

a.
Strong Financial Background: We require the distributor to provide us with its most recent audited financial statements so we may verify whether its financial status is strong and healthy. We further require the distributor to settle the bills in cash, without offering any credit terms, in the first year of doing business with us.

b.	Strong Distribution Network. The distributor should have a strong, well-established marketing and distribution network in the corresponding region.

c.
Good Reputation and Track Record. We only select those distributors with good reputations in the industry in regard to their business background, marketing experience and distribution network. In particular, the distributor should have a track record in developing and maintaining the brand images of the products it distributes.

d.
Marketing Strategy. We require the distributor to implement our overall marketing strategy for our products and to supplement it by designing its own marketing plans specifically for the respective region. The distributor should be able to assist us in building our brand image and achieving a significant market share in a said period of time.

This disclosure has been provided on page 52 of the Marked Version.

We have established strong relationships with our customers/distributors, page 52

21.	Indicate or cross-reference the percentage of sales represented by each party listed.

Since the percentage of sales represented by these three Japanese companies were not significant compared to the percentage of sales of our local distributors, we prefer to quote three different domestic distributors which would be more representing in terms of trading volume and established relationship with us:

a.
Qingdao Haizhan Seafood Co., Ltd. (“Qingdao Haizhan”), is in the business of distributing dried and frozen seafood products. To the best of our knowledge, Qingdao Haizhan has a distribution network of over 1,000 retailers and a sales workforce of about 60 people.

b.
Wenzhou Rixin Foodstuff Co., Ltd. (“Wenzhou Rixin”) is a distributor of dried seafood in Wenzhou City, Zhejiang Province. To the best of our knowledge, Wenhou Rixin has a distribution network of about 1,000 retailers and a sales workforce of about 60 people.

c.
Zhejiang Ruian Laodu Seafood Wholesale Proprietor (“Zhejiang Ruian Laodu”) is a large distributor of dried seafood in Ruian City, Zhejiang Province. To the best of our knowledge, Zhejiang Ruian Laodu has a distribution network of about 300 retailers and a sales workforce of about 20 people.

We have enjoyed a good relationship with each of the above-mentioned distributors for an average of approximately 8 years. The percentage of sales represented by each of the above-mentioned distributors may be found in the section entitled “Major Customers” on page 60 of the Marked Version.

This amendment and disclosure has been provided on page 55 of the Marked Version.

Quality Assurance, page 59

22.	Similar to your description of the HACCP certification process, please also briefly describe the EU and ISO certification processes.

The EU certification process ensures that the product conforms to the appropriate provisions and relevant legislation which implements certain European Directives. In the case of marine food products, the applicable European Directives include 91/493/EEC and 94/356/EC.

This disclosure has been added to the Form S-1 as Footnote 2 on page 62 of the Marked Version.

ISO9001:2000 is an international standard for quality management developed by the International Organization for Standardization. It sets requirements as to how an organization should manage its processes that influence product quality, and evaluates an organization’s resource management, process management and evaluation process that ensure its products conform to customer and applicable regulatory requirements.

This disclosure has been added to the Form S-1 as Footnote 3 on page 62 of the Marked Version.

ISO14001:2004 is an internationally recognized standard for environment management systems, including energy management, waste management and process improvement.

This disclosure has been added to the Form S-1 as Footnote 4 on page 62 of the Marked Version.

23.	We note that your reference to meeting the standards under the SSOP and GMP quality assurance systems. Please briefly describe the certification process and spell out the acronyms for SSOP and GMP.

SSOP is an acronym for Sanitation Standard Operating Procedures. It is an action plan that details procedures to maintain sanitary conditions throughout a food processing facility. This includes procedures on food handling and sanitation practices such as proper thawing methods, prevention of contamination and certain aspects of employee and environmental hygiene.

GMP is an acronym for Good Manufacturing Practice. These regulations are promulgated by the U.S. Food and Drug Administration under the authority of the Federal Food, Drug and Cosmetic Act, which requires manufacturers, processors and packagers of drugs, medical devices and food to take proactive steps to ensure that their products are safe, pure and effective.

The above descriptions of SSOP and GMP have been provided in the Form S-1 on page 62 of the Marked Version.

Environmental Law Compliance, page 60

24.	Discuss the material effects compliance with environmental laws may have upon your capital expenditures, earnings and competitive position. Refer to Item 101(c)(xii) of Regulations S-K.

Due to the nature of our business, we are required to comply with environment management standard ISO 14000:2004 as well as the requirement set forth by the local government for sewage handling, in regard to the treatment of the water used in our production plant. When our production plant was constructed, it was designed to comply with these environmental laws by directly disposing of the use water to a nearby sewage treatment plant for further handling. Because our production plant was built to comply with these environmental laws, we are not required to pay for any ongoing fees to the sewage treatment plant, nor have there been any material effects on our capital expenditures, earnings and competitive position.

This disclosure has been provided on page 64 of the Marked Version.

Market for Common Equity and Related Stockholder Matters

Market Information, page 63

25.
Please state that the quotations for your common stock reflect inter-dealer prices, without retail mark-up, mark-down or commissions and may not represent actual transactions. Refer to Item 201(a)(iii) of Regulation S-K.

The quotations for our common stock reflect inter-dealer prices, without retail mark-up, mark-down or commissions and may not represent actual transactions.

This disclosure has been provided on page 67 of the Marked Version.

Selected Financial Data, page 64

26.	Please revise to clarify footnotes (1) and (2) in your tabular presentation. Disclose in more detail the basis for your assumption of the common stock outstanding.

Footnote (1) has been revised to read, “Assume there are 22,972,301 shares of common stock outstanding after this offering was applied retrospectively.”

Footnote (2) has been revised to read, “Assume there are 25,142,105 shares of diluted common stock outstanding after this offering was applied retrospectively.”

Please see the revised Footnotes (1) and (2) to the tabular presentation on page 10 and 68 of the Marked Version.

Management’s Discussion and Analysis of Plans and Operations and Results of Operations, page 65

General

27.	Please expand your discussion in your MD&A to:
•	Discuss decisions concerning trends, demands, commitments, events and uncertainties that involve consideration of financial, operational and other information known to the company; and
•	Provide analysis of known material trends, events, demands, commitments and uncertainties. MD&A should not be merely a restatement of financial statement information in a narrative form.

As an example, you state on page 71 that during the nine months ended September 30, 2007, you decreased the number of vessels and they made fewer trips due to higher fuel costs. Please explain the effect the decrease in the number of vessels, the number of trips, and increasing fuel costs will have on your operations and if you expect these trends to continue given that you goal is to become a leading provide or processed seafood products in the PRC and overseas markets.

Refer to Items 501.12.b.1, b.3 and b.4 of the Codification of Financial Reporting Policies.

To clarify, the entire harvest from our marine catch is sold to the customers on a direct basis. We do not use any of our own marine catch for the production of our processed seafood products. Instead, the raw materials for our processed seafood products are purchased from third party independent suppliers in nearby markets for further processing.

Because we do not use our own marine catch as raw materials for our processed seafood products, the described decrease in the number of vessels and the number of voyages only affected our marine catch operations, not our processed food operations. The decreased trend in the sales of our marine catch was evidenced in the first nine months of 2007. During this period, our sales of marine catch only accounted for 24.5% of our total revenue. In the same period of 2006, our sales of our marine catch accounted for 40.4% of our total revenue. In contrast, we experienced an increase trend in the sales of our processed seafood. As a result, during the first nine months of 2007, we recognized an overall growth in revenue of about 32.7%, as compared to the same period of 2006, due to the fact that sales of processed seafood products outweighed the drop in sales of marine catch.

Having recognized that the processed seafood segment has significant growth potential, and that the gross profit margin for the sales of marine catch may drop, we will continue to focus our resources on the processed seafood segment. Thus, even if the cost of fuel continues to increase and the number of voyages and vessels continues to decreased, we do not expect our operations to be significantly affected.

This disclosure has been provided on page 75 of the Marked Version.

Liquidity and Capital Resources, page 77

28.
Please revise to discuss in more detail and quantify your short-term and long-term cash requirements. Your discussion should include the funds necessary to maintain current operations and any commitments for capital expenditures and other expenditures. Refer to Section IV of the Commission’s Interpretive Release on Management’s Discussion and Analysis of Financial Condition and Results of Operations which is located on our website at: .

Please also refer to the Codification of Financial Reporting Policies Item 501.13. Liquidity and Capital Resources, which indicates that a company is required to include in MD&A the following information, to the extent material, and expand your discussion as appropriate.

•	The existence and timing of commitments for capital expenditures and other known and reasonably likely cash requirements;
•	A description of expected changes in the mix and relative cost of capital resources;
•	Indications of which balance sheet or income or cash flow items should be considered in assessing liquidity; and
•	A discussion of prospective information regarding companies’ sources of and needs for capital, except where otherwise clear from the discussion.

Our current operating activities are generating positive cash inflows which could be evidenced by the consolidated statements of cash flows in the latest financial statements attached to the Marked Version. In other words, we do not require additional source of funds to support the current operations.

However, we do have the expansion plan for the use of proceeds being raised from the private placement taken place on November 17, 2007. Here below is the breakdown for the use of proceeds and the expected timeline for corresponding commitments.

Use of Proceeds	Amount in $’m	Year to Spend
Construct new cold storage facilities	6.0	2008-2009
Acquire land use right and construct new processing plant	6.6	2008-2009
Upgrade part of the processing plant and equipment	0.7	2008
Construct new sterile sealed production unit	0.6	2008
Develop and promote new markets	1.3	2008-2009
Support research and development	1.3	2008-2009
Working capital (including offering expenses)	3.4	2007-2008
Total	19.9

After the private placement, the relative cost of capital resources would decrease correspondingly given the increase in the equity financing and the same level of bank borrowings.

Apart from the expansion plan discussed above and the commitments set out in the section of “Commitments and Contingencies” in the Marked Version, we do not have any other material commitments for capital expenditures and other expenditures. We believe that the current operating activities would be able to generate adequate cash flows supporting the daily operations. We do not have any fund raising plan at the moment.

This disclosure has been provided on page 83 of the Marked Version.

29.
Please describe any known trends or any known demands, commitments, events or uncertainties that will result in, or that are reasonably likely to result in, your liquidity increasing or decreasing in any material way. We note, for example, your plans to expand your storage capacity and to expand your research and development.

Please see our response to Comment Number 28 above.

Critical Accounting Policies, page 80

30.
We note your reference to Note 2 in the Audited Financial Statements. Please revise to disclose what specific estimates are made by management in preparing your financial statements. Refer to Section V of the Commission’s Interpretive Release on Managements Discussion and Analysis of Financial Conditions and Results of Operations which is located on our website at: .

The section entitled, “Critical Accounting Policies & Recent Accounting Pronouncements” has been revised to discuss the specific estimates made by management in preparation of the financial statements.

Please see the related revisions starting on page 85.

Directors Executive Officers, Promoters and Control Persons

Directors and Officers, page 82

31.	Eliminate any gaps in time during the past five years in the biographies of your officers and directors. We note for example, the gaps in Mr. Yang’s biography between October 2003 and July 2005.

Mr. Liu established Mingxiang in 1994. This disclosure has been provided on page 89 of the Marked Version.

From 1995 to 2002, Mr. Yang attended Xiamen University and earned his PhD. Between October 2003 and July 2005, Mr. Yang worked in the Fujian Province Quanzhou City State Tax Bureau. This disclosure has been provided on page 90 of the Marked Version.

Further revisions have been made to the biographies of Weipeng Liu and Marco Hon Wai Ku for the purpose of clarifying their experience on page 90 of the Marked Version.

32.	Explain in reference to the Zhejiang East Ocean Navy.

During the period mentioned in the Form S-1, Mr. Liu worked as a seaman for the Zhejiang East Ocean Navy.

This disclosure has been provided on page 89 of the Marked Version.

Board Committees, page 84

33.	We note your statement that you intend to increase the number of independent directors by the end of 2007. State whether you have done so, and if not, when you expect to.

The Company is in the process of interviewing a number of individuals to be independent directors on its board of directors. The Company expects to increase the number of independent directors by March of 2008.

The amendment has been made on page 91 of the Marked Version.

Code of Ethics, page 84

34.	We note your statement that you intend to adopt a Code of Ethics. State whether you have done so, and if not when you expect to.

We adopted a Business Code of Conduct and Financial Code of Conduct, taken together to be the Company’s Code of Ethics, on January 24, 2008.

Please see page 91 for a revised description of the Code of Ethics. The Business Code of Conduct and Financial Code of Conduct were filed with the Current Report on Form 8-K on January 24, 2008 as Exhibits 14.1 and 14.2, respectively. References to the Business Code of Conduct and Financial Code of Conduct have been made on the Exhibit Table on page 103 of the Marked Version. We have also provided you with courtesy copies of each

Executive Compensation, page 84

General

35.	Please move the Compensation Discussion and Analysis to the beginning of this section.

This revision has been implemented. Please see page 92 of the Marked Version.

Bonuses and Deferred Compensation, page 86

36.	State when the incentive bonuses will be paid and for what performance period. Explain why and how this particular performance metric was chosen.

The incentive bonuses will be paid in the first quarter of the year following the year of assessment. The first assessment year for incentive bonuses will be year 2008.

This particular performance metric was chosen by the board of directors because they believed that such scheme would help in measuring the rewards provided to the senior executives and the directors in an open, fair, and measurable manner given the bonuses were tied in with the performance of the group. A progressive basis was selected because the senior executives and the directors could be highly motivated under the said scheme and we believe this should improve long-term stockholder value over time. This particular performance metric was arbitrarily determined by the board of directors after considering our historical business performance and the expected returns which could be possibly achieved if the business strategies and development plans could be implemented and well managed by the management. This performance metric will be consistently reviewed by the board of directors, or the compensation committee when it is established, going forward.

This disclosure has been provided on page 95 of the Marked Version.

Compensation Discussion and Analysis, page 87

37.
We note that you determine executive compensation based on, among other things, the level of compensation paid to similarly situated executives in comparably sized companies. Please identify the peer group you use. Also discuss how you use the information you obtain from your benchmarking to establish compensation.

We also note that you look at the contributions made by the officers to your success. Please provide further analysis of how you measure this contribution for each officer. We may have further comment.

Executive’s basic compensation is determined based on, among other things, the level of compensation paid to similarly situated executives in comparably sized companies, including public companies such as HQ Sustainable Maritime Industries, Inc., Zhongpin Inc. and American Dairy, Inc.

Performance bonuses tied to our operating results, determined based on our business strategies and development plan, are a component of executive compensation and are designed to motivate the executives to focus on our annual revenue and profitability, which we believe should improve long-term stockholder value over time.

Each of the named officers will be measured by a series of performance criteria by the board of directors, or the compensation committee when it is established, on a yearly basis. Such criteria will be set forth based on certain objective parameters such as job characteristics, required professionalism, management skills, interpersonal skills, related experience, personal performance and overall corporate performance.

This disclosure has been provided on page 92 of the Marked Version.

38.
You state that no pre-established, objective performance goals of metrics have been used to determine executive compensation and that you have not provided any discretionary bonuses. Please reconcile these statements with the disclosure on page 86 of the incentive bonuses you intend to pay.

This is a typographical error. This correction has been reflected on page 92 of the Marked Version.

Base Salary, page 87

39.	State each executive’s base salary for 2007.

The base salary paid to Mr. Liu, Mr. Yang and Mr. Ku was approximately $22,000, $18,000, and $32,000 respectively for 2007.

This disclosure has been provided on page 93 of the Marked Version.

Certain Relationships and Related Transactions, page 89

General

40.
Provide in tabular format the information required by Item 404(c) of Regulation S-K in regard to Mr. Liu. Disclose the nature and amount of anything of value (including money, property, contracts, opinions, or rights of any kid) that he and any affiliate has received during the past five years or will receive, either directly or indirectly from you and the nature of any assets or other consideration you received from Mr. Liu. As to assets acquired by you from Mr. Liu, provide the information required by Item 404(c)(ii) of Regulation S-K. We note that, in addition to the reverse merger with Nice in November 2007, assets were obtained from Mr. Liu by Nice in a series of transactions in June and August 2006.

To clarify, each of the transactions which occurred during June and August 2006 were solely for the purpose of restructuring the group of companies, in preparation for their move to an overseas capital market. This resulted in Nice Enterprise becoming the holding company of Rixiang, and Jixiang and Mingxiang becoming wholly owned subsidiaries of Rixiang. At the time, Mr. Liu was the only beneficial owner of Nice Enterprise, Rixiang, Jixiang, and Mingxiang.

The transactions described in this section have been presented in a tabular format, containing all information required by Item 404(c) and Item 404(c)(ii) of Regulation S-K. This amendment may be found on page 96 of the Marked Version.

41.	Please provide the disclosure required by Item 404(b) of Regulation S-K. Please add a risk factor that discusses the risk to investors resulting from your lack of an independent board of directors.

All ongoing and future transactions between us and any of our officers and directors and their respective affiliates, including loans by our officers and directors, will be on terms believed by us to be no less favorable than are available from unaffiliated third parties. Such transactions or loans, including any forgiveness of loans, will require prior approval by a majority of our disinterested “independent” directors (to the extent we have any) or the members of our board who do not have an interest in the transaction, in either case who had access, at our expense, to our attorneys or independent legal counsel. We will not enter into any such transaction unless our disinterested “independent” directors (or, if there are no “independent” directors, our disinterested directors) determine that the terms of such transaction are no less favorable to us than those that would be available to us with respect to such a transaction from unaffiliated third parties. We will not enter into a business combination or invest alongside any of our directors, officers, any affiliate of ours or of any of our directors or officers or a portfolio company of any affiliate of our directors or officers.

The above disclosure, as required by Item 404(b) of Regulation S-K, has been added to the Marked Version on page 98 under the caption, “Review, Approval or Ratification of Transactions with Related Persons.”

The related risk factor entitled, “We currently lack an independent board of directors, which may result in the approval of transactions and policies without independent review,” has been added to the Marked Version on page 13.

42.	In regard to all of the transactions discussed in this section, state whether they were on terms available to third parties. File as exhibits all of the contracts discussed in this section.

The transactions discussed in this section were not available to third parties. To clarify, Pengfei Liu was the only beneficial owner of Jixiang, Mingxiang and Rixiang when each of the transactions took place. This is why Pengfei Liu and his wife, Yazuo Qiu, would provide financing for the companies in advance and provide guarantees without any consideration.

Each of the contracts discussed in this section have been included as Exhibits 10.9 through 10.15 on page 103 of the Marked Version.

Provisions of Guarantees by Pengfei Liu and Yazuo Qiu, page 90

43.	Indicate any consideration provided to Messrs. Liu and Qiu in exchange for their guarantees.

There is no consideration being provided to Messrs. Liu and Qiu in exchange for their guarantees.

This disclosure has been provided on page 98 of the Marked Version.

Undertakings, page 96

44.	Provide the undertakings required by Item 512(a)(6) and (h) of Regulation S-K.

The undertakings required by Item 512(a)(6) and (h) of Regulation S-K have been added to the Form S-1, and may be viewed on page 105 of the Marked Version.

Signature Page

45.	Your Chief Accounting Officer, or someone acting in that capacity, must sign the S-1. With your next amendment, please provide this signature.

Marco Hon Wai Ku is the Chief Financial Officer of the Company. His signature has been included in the Form S-1, and may be viewed on page 106 of the Marked Version.

Consolidated Statements of Operations and Comprehensive Income, page F-4

46.	We note your presentation of cost of revenue and gross profit prior to your line item for depreciation and amortization expense. Please revise your presentation to comply with SAB 11:B.

Our presentation has been revised to comply with SAB 11:B. Please see the related revisions on page F-4 of the Consolidated Financial Statements for the years ended December 31, 2006, 2005 and 2004.

47.	Revise to disclose earnings per share information pursuant to the provisions of SFAS 128.

Our presentation has been revised to disclose earnings per share information pursuant to provisions SFAS 128. Please see the related revisions on page F-4 of the Consolidated Financial Statements for the years ended December 31, 2006, 2005 and 2004.

Unaudited Pro Forma Financial Information

48.
We note that you have prepared pro forma adjustments which assume you have received the proceeds from the issuance of common stock. Please note that your pro forma financial statements may not reflect the receipt or application of offering proceeds unless the offering meets the criteria of Rule 170 of the Securities Act. Therefore, please either clarify how your offering meets this criterion or remove the offering pro forma adjustments from your pro forma financial statements.

Rule 170 of the Securities Act prohibits the inclusion of expected public offering proceeds in the pro forma unless an underwriter is used and the underwriting agreement specifies a “firm commitment” to sell all of the securities to customers with the provision that the underwriter will purchase all unsold shares for its own account. This guarantees that the company will receive the full offering amount.

In the Registration Statement, under “the Company”, the note of “Our Reverse Acquisition of Nice Enterprise and Related Financing” has already described as “Concurrently with the closing of the reverse acquisition on November 17, 2007, we completed a private placement of our securities to certain accredited investors who subscribed for units consisting one share of common stock and a warrant to purchase one-fifth of one share of our common stock. The investors subscribed for aggregate of 6,199,441 shares of our common stock and warrants to purchase an aggregate of 1,239,888 shares of our common stock at $3.214 per unit. The units were offered and sold pursuant to exemptions from registration under the Securities Act, including without limitation, Regulation D and Regulation S promulgated under the Securities Act. Each warrant issued to the investors has a term of three years and is exercisable at any time for a price equal to $4.1782 in cash or on a cashless exercise basis.”

Since the Company’s offering of the shares included in the pro forma financial information appears to be a private placement, this rule would not be followed.

49.
Please note that the denominator in computing pro forma EPS should only include those common shares whose proceeds are being reflected in the pro forma adjustments in the consolidated pro forma financial statements. Therefore, if you remove the offering proceeds from your pro formal financial statements, you should revise your pro forma EPS information accordingly. You may present “additional” EPS information reflecting the issuance of all shares if you consider this information meaningful.

Please see our response to Comment 48 above.

50.
We note that you have eliminated the expenses reported in the underlying financial statements of “the Parent” as pro forma adjustments when preparing the consolidated pro formal financial statements. While it is appropriate to eliminate the accumulated deficit of “the Parent”, you should not eliminate the expenses recorded in the underlying financial statements unless the adjustments give effect to events that are directly attributable to the transaction, factually supportable and expected to have a continuing impact. Please revise to include the historical expenses of “the Parent” in your consolidated pro forma financial statements or explain why you believe that the adjustments to eliminate the expenses are appropriate.

The stock exchange transaction between the Parent and Nice Enterprise has been accounted for as a reverse acquisition and recapitalization of the Parent whereby Nice Enterprise is deemed to be the accounting acquirer (legal acquiree) and the Parent to be the accounting acquiree (legal acquirer). The accompanying consolidated proforma financial statements are in substance those of Nice Enterprise, with the assets and liabilities, and revenues and expenses, of the Parent being included effective from the date of stock exchange transaction. The Parent is deemed to be a continuation of the business of Nice Enterprise. Accordingly, the accompanying consolidated proforma financial statements include the following:

(1)	the balance sheet consists of the net assets of the accounting acquirer at historical cost and the net assets of the accounting acquiree at historical cost;

(2)
the financial position, results of operations, and cash flows of the accounting acquirer for all periods presented as if the recapitalization had occurred at the beginning of the earliest period presented and the operations of the accounting acquiree from the date of stock exchange transaction.

Therefore, historical expenses incurred by the Parent should not be included in the consolidated pro forma financial statements.